

July 11, 2013

<u>Via E-mail</u>
Bipin C. Shah
Chief Executive Officer
Universal Business Payment Solutions Acquisition Corporation
1175 Lancaster Avenue, Suite 100
Berwyn, PA 19312

> **Re:** **Universal Business Payment Solutions Acquisition Corporation**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed June 14, 2013**
> **File No. 333-187339**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended**
> **September 30, 2012**
> **Filed June 14, 2013**
> **File No. 001-35170**
> **Amendment No. 1 to Transition Report on Form 10-K**
> **Filed June 14, 2013**
> **File No. 001-35170**

Dear Mr. Shah:

We have reviewed your amended registration statement and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated May 29, 2013.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-3 Filed on June 14, 2013

Selling Stockholders, page 16

1. It appears from your response to prior comment 5 that you were unable to provide the requested information for any of the selling shareholders other than Wolf Creek. Please

tell us whether any of the selling shareholders holding 5% or more of your common stock is a broker dealer or broker-dealer affiliate. For any selling shareholders for whom you do not provide this information, please describe the steps you took to acquire the requested information and explain to us any hardship to you in taking additional measures to obtain it.

2.   We note your response to prior comment 6 regarding disclosing the natural persons having control over your selling stockholders that are entities. Please revise to clarify who holds investment and/or voting power over Wellington Management Company LLP. Further, please revise to disclose the natural person(s) who hold investment and/or voting power over R8 Capital Partners, LLC. If you are unable to obtain this information, please revise to provide a description of this entity and tell us the steps you took to obtain the information required by Schedules 13D or 13G.

Amendment No.2 to Form 10-K for the Fiscal Year Ended September 30, 2012

Report of Independent Registered Public Accounting Firm, page 48

3.   We note you amended your Form 10-K by filing an abbreviated amendment. This amendment included the audit report of Marcum LLP but not the related consolidated financial statements. Please note that amendments to Exchange Act filings must include the complete text of each item that is amended per Exchange Act Rule 12b-15. Please amend your Form 10-K accordingly.

Amendment No. 1 to Transition Report on Form 10-K Filed June 14, 2013

Closing of Completed Transactions, page 5

4.   In response to prior comment 17, you indicate that WLES received a $2.3 million note as part of the merger consideration. Please confirm that in future filings that you will disclose the terms of the note as a related party transaction, pursuant to Item 404(a) of Regulation S-K.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457. If you require further assistance, do not hesitate to contact me at.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
James Lebovitz, Esq.
Dechert LLP